ROPES & GRAY LLP THREE EMBARCADERO CENTER SAN FRANCISCO, CA 94111-4006 WWW.ROPESGRAY.COM

August 25, 2022

Edward B. Baer T +1 415 315 6328 edward.baer@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Kimberly A. Browning

Re:	BondBloxx ETF Trust (the “Registrant”)

File Nos. 333-258986 and 811-23731

Dear Ms. Browning:

This letter is being filed to respond to the telephonic comments received from you on July 27, 2022 regarding the staff of the Securities and Exchange Commission’s (the “SEC”) review of Post-Effective Amendment No. 8 to the Registrant’s registration statement on Form N-1A (the “Registration Statement”) filed with the SEC on June 13, 2022 (the “Initial Filing”). The staff’s comments are summarized in bold to the best of our understanding, followed by the Registrant’s responses. The Registrant expects to submit, prior to the effective date of the Initial Filing, a Form 485BXT filing to designate a new effective date for the Registration Statement. Accordingly, the Registrant’s responses will be reflected, to the extent applicable, in a subsequent amendment to the Registration Statement. Capitalized terms not defined in this letter have the meanings assigned to them in the Registration Statement.

Fund Overviews –

BondBloxx Bloomberg Six Month Target Duration US Treasury ETF

Investment Objective

1.	Please consider clarifying in the Fund’s investment objective the duration component of the Fund’s investment strategy.

The Registrant believes that the duration range disclosed in the Fund’s investment objective accurately reflects the Fund’s investment strategies and respectfully declines to make changes in response to this comment.

Fees and Expenses

2.	Please place the second sentence under “Fees and Expenses” in bold. See Form N-1A, Item 3.

The Registrant intends to make the requested change.

3.	The staff notes disclosure related to investing in the securities of other registered investment companies. Please consider if the Fund’s Annual Fund Operating Expenses table should include a line item for Acquired Fund Fees and Expenses (“AFFE”). If the Fund determines an AFFE line item is not required, please confirm supplementally to the staff that to the extent the Fund has AFFE, AFFE is included in the “Other Expenses” line item.

The Registrant confirms that it has considered whether an AFFE line item is required based on the Fund’s estimated acquired fund fees and expenses for the first year of operations and determined that this line item is not required. The Registrant additionally confirms that the Fund’s AFFE will be less than 0.01% and has therefore included such fees and expenses under the “Other Expenses” line item.

Principal Investment Strategies

4.	The first sentence of the first paragraph under “Principal Investment Strategies” states that the Index contains U.S. Treasury securities. Please specify the types of U.S. Treasury securities that are included in the Index.

The Registrant intends to add the following sentences after the aforementioned disclosure:

U.S. Treasury securities include direct obligations of the U.S. Treasury, such as Treasury bills, notes and bonds. Fixed-rate coupon and original zero-coupon issues are included in U.S. Treasury securities; inflation-linked and floating-rate bonds are excluded from U.S. Treasury securities.

5.	The first paragraph under this section states that the “Index is a composite of two market capitalization weighted indices . . .” Please clarify in plain English the Fund’s index construction policy, specifically the criteria used to select the subsets for the two underlying indices from which the Index is formulated, and the meaning of “market capitalization weighted indices that are scaled to achieve a target 6 month duration . . .”

In light of the staff’s comment, the Registrant intends to add the following disclosure after the aforementioned disclosure:

To construct the Index, two sub-indices are constructed from securities with duration measures that are similar and adjacent to the Index duration target. The two sub-indices are weighted by market capitalization of their component securities and are then blended according to the weighting required to match the target duration of the Index at the rebalancing date.

a.	The first paragraph under this section states: “The Index is a composite of two market capitalization weighted indices that are scaled to achieve a target 6 month duration, with securities held in the Federal Reserve System Open Market Account (the portfolio of U.S. Treasuries, Federal Agency securities, and foreign currency investments held by the U.S Federal Reserve Bank) deducted from the total amount outstanding.” Please clarify what is deducted from the Index and explain why this negative disclosure is negative disclosure is necessary to assist a reasonable shareholder in making an informed investment decision.

In light of the staff’s comment, the Registrant intends to revise the aforementioned disclosure for each Fund’s Principal Investment Strategies as follows, adjusted for each Fund’s target duration (additions in bold/underline), in order to provide shareholders with more insight into the construction of the Index:

The Index is a composite of two market capitalization weighted indices that are scaled to achieve a target 6 month duration, with securities held in the Federal Reserve System Open Market Account (the portfolio of U.S. Treasuries, Federal Agency securities, and foreign currency investments held by the U.S Federal Reserve Bank), which are not presumed to be liquid (e.g., tradeable), deducted from the total amount outstanding (i.e., the total market value of securities in the applicable indices).

b.	The first paragraph under this section states: “The Index is a composite of two market capitalization weighted indices that are scaled to achieve a target 6 month duration, with securities held in the Federal Reserve System Open Market Account (the portfolio of U.S. Treasuries, Federal Agency securities, and foreign currency investments held by the U.S Federal Reserve Bank) deducted from the total amount outstanding.” Please clarify what the Fund’s means by “total amount outstanding.”

Please see the response under comment #5.a.

c.	With respect to the methodology used to weigh constituents in the Index, the staff notes reference to underlying indices. Please disclose in plain English in Item 4 the Index’s weighting methodology.

Please see the first response under comment #5.

d.	Please identify in Item 9 the two underlying indices and briefly explain their methodologies.

The Registrant intends to add the following disclosure under “More Information About the Funds”:

Index Methodology.

To construct each Index, two sub-indices are constructed from securities with duration measures that are similar and adjacent to the index duration target. The following two duration buckets are used for each respective Fund:

Fund	Duration Buckets
BondBloxx Bloomberg Six Month Target Duration US Treasury ETF	0 – 6 months; 6 – 12 months
BondBloxx Bloomberg One Year Target Duration US Treasury ETF	6– 12 months; 12– 18 months
BondBloxx Bloomberg Two Year Target Duration US Treasury ETF	1 to 2 years; 2 to 3 years
BondBloxx Bloomberg Three Year Target Duration US Treasury ETF	2 – 3 years; 3 – 4 years
BondBloxx Bloomberg Five Year Target Duration US Treasury ETF	4 – 5 years; 5 – 6 years
BondBloxx Bloomberg Seven Year Target Duration US Treasury ETF	5 – 7 years; 7 - 9 years
BondBloxx Bloomberg Ten Year Target Duration US Treasury ETF	6 – 10 years; 10 – 14 years
BondBloxx Bloomberg Twenty Year Target Duration US Treasury ETF	18 – 20 years; 20 – 22 years

The applicable sub-indices are weighted by market capitalization of their component securities. Then, each applicable set of two sub-indices are blended according to the weighting required to match the target duration of the Index at the rebalancing date.

e.	Please clarify in plain English in Item 9 why the Fund’s multiple index process is necessary.

Please see the response under comment #5.d.

6.	The staff notes that the fourth paragraph under this section references securities that are rated investment-grade. Please reconcile disclosures that suggest the Index includes high yield securities. If the Index or the Index world that the Fund tracks includes high yield securities, please revise the disclosure accordingly and indicate that such securities are commonly referred to as “junk bond” or “junk securities” and include attendant risks.

The Registrant intends to remove all inadvertent references that suggest the Index includes high yield securities. See the response to comments #7, #13, #20 and #21.

7.	The Fund’s Fund Overview states that the Index is composed of U.S. Treasury securities. Please reconcile disclosures in the prospectus indicating that the Index includes high yield securities.

The Registrant intends to remove all inadvertent references that suggest the Index includes high yield securities. See the response to comments #6, #13, #20 and #21.

8.	The fourth paragraph on page 2 states: “BIM uses a representative sampling indexing strategy to manage the Fund.” Please clarify the circumstances in which BIM purchases securities not represented in the Index.

The Registrant intends to add the following disclosure to the end of the above-mentioned paragraph:

There may be instances in which the Adviser may choose to underweight or overweight a security in the Index, purchase securities not in the Index that the Adviser believes are appropriate to substitute for certain securities in the Index or utilize various combinations of other available investment techniques in seeking to replicate as closely as possible, before fees and expenses, the performance of the Index. The Fund may sell securities that are represented in the Index in anticipation of their removal from the Index or purchase securities not represented in the Index in anticipation of their addition to the Index.

9.	The fourth paragraph on page 2 states: “‘Representative sampling’ is an indexing strategy that involves investing in a representative sample of bonds that collectively has an investment profile similar to that of an applicable underlying index . . .” Please include a statement to the effect that representative sampling is derived from the constituents of the Index and not the underlying indices.

The Registrant intends to revise the aforementioned disclosure as follows (additions in bold/underline; deletions in strikethrough):

“Representative sampling” is an indexing strategy that involves investing in a representative sample of bonds that collectively has an investment profile similar to that of an applicable target ~~underlying~~ index that the Adviser determines to collectively have an investment profile similar to that of the target index. The bonds selected are expected to have, in the aggregate, investment characteristics (based on factors such as market value and sector weightings), fundamental characteristics (such as return variability, duration, maturity, credit ratings and yield) and liquidity measures similar to those of an applicable underlying target ~~underlying~~ index. The Fund may or may not hold all of the bonds in the Index.

10.	The fifth paragraph on page 2 states: “Under normal circumstances, the Fund will invest at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in U.S. Treasury securities . . .” Please revise the Fund’s 80% investment policy to indicate that the Fund is investing 80% of its net assets in the Index.

The Registrant intends to make the below change (addition in bold/underline):

Under normal circumstances, the Fund will invest at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in a portfolio of U.S. Treasury securities that collectively have an average duration of approximately 6 months, either directly or indirectly (e.g., through derivatives).

11.	Please delete “e.g.” from “e.g., through derivatives” in the description of the Fund’s 80% investment policy and specify the specific derivatives that will be in the Fund’s 80% investment policy and add correlating risk disclosure.

The Registrant respectfully declines to make the requested changes. Consistent with industry practice and staff guidance, a fund may obtain the requisite exposure to comply with its 80% investment policy either through investments directly in securities or indirectly using derivatives. The use of “e.g.” by the Fund is meant to provide investors with an example of how the Fund might seek to meet its 80% policy. While the Fund does not intend to use derivatives to meet its 80% investment policy, it reserves the right to do so. If the Fund determined to seek to meet is 80% investment policy indirectly, including through derivatives, the Fund would provide Item 4 risk disclosure relating to any such method of seeking to meet its 80% policy. The Fund has reviewed its Item 4 risk disclosures and believes that its Item 4 risk disclosures adequately reflect its anticipated principal investment strategies and corresponding risks.

12.	Regarding the Fund’s ability to invest indirectly in U.S. Treasury securities, the staff notes the reference to the abbreviation “e.g., through derivatives.” If there are other principal direct or indirect investments beyond derivatives, please revise the disclosure to add this and correlating Item 4 risk disclosure. See Form N-1A, Item 4.(a). If derivatives are not principal investments or part of the 80% basket, they should be relocated to the SAI. See Form N-1A, Item 16.

As noted in the response to Comment #11, the Registrant believes that the Fund’s Item 4 risk disclosures regarding making certain investments indirectly using derivatives adequately reflect its anticipated principal investment strategies and corresponding risks.

13.	Please revise the description of the Fund’s 20% investment bucket to specify the derivatives that will be used, specifying each instrument for principal investment purposes and include corresponding risks of those specific investments. See Form N-1A, Item 4 and Item 9. In describing these instruments, to the extent not already done so, please indicate the types of issuers (domestic or foreign), the capitalization sizes and credit qualities that are applicable. The staff notes that the Fund’s Item 4 risks state that the Fund expects to invest in fixed income securities of high yield issuers. Please disclose that fact in the Fund’s Item 4 section and indicate that such securities are commonly referred to as “junk bond” or “junk securities.”

As the Fund does not treat derivatives as principal investments, the Registrant respectfully declines to make this requested change. The Fund intends to remove all inadvertent references that suggest the Fund expects to invest in fixed income securities of high yield issuers as a principal investment strategy. See also the responses to comments #6, #7, #20 and #21.

14.	The staff notes that the Fund’s prospectus indicates that the Fund may invest in unrated securities for purposes of its principal investment strategies. Please include disclosure to that effect in Item 4 and indicate how credit quality will be assessed.

The Registrant intends to remove all inadvertent references that suggest the Fund expects to invest in unrated securities for purposes of its principal investment strategies.

15.	The Fund’s 20% Investment Bucket:

a.	Please summarize in Item 4 only such instruments that the Fund uses for principal investments and relocate instruments not used as principal investments to the SAI. See Form N-1A, Items 4, 9 and 16.

The Registrant confirms that the Item 4 section will be updated to reflect only such instruments that the Fund uses for principal investments.

b.	Regarding the Fund’s investments in “other registered investment companies,” please specify the types of other registered investment companies for purposes of the principal investments and include attendant risks.

As the Fund does not treat its investment in other registered investment companies as principal investments, the Registrant respectfully declines to make this requested change.

c.	With respect to the Fund’s investments in “other registered investment companies,” please note that the Fund and its adviser may not ignore the investments of affiliated and unaffiliated underlying investment companies when determining whether the Fund is in compliance with its concentration policy. Please add disclosure to Item 9 or the SAI to clarify that the Fund will consider the investments of underlying investment companies when determining the Fund’s compliance with its concentration policy.

The Registrant confirms that when the Fund has sufficient information regarding the portfolio holdings of other investment companies in which it may invest, the Fund will endeavor to “look through” to the underlying holdings of those other investment companies for purposes of each Fund’s concentration policy. The Registrant notes that this disclosure is not required by Form N-1A and respectfully declines to add the requested disclosure.

16.	The fifth paragraph on page 5 states: “The Fund seeks to track the investment results of the Index before fees and expenses of the Fund.” Please clarify in plain English the meaning of “investment results of the Index.”

The Registrant intends to make the following change to the aforementioned disclosure (addition in bold/underline):

The Fund seeks to track the investment results (i.e., the total return) of the Index before fees and expenses of the Fund.

17.	On page 2, the Fund’s “Industry Concentration Policy” states: “For purposes of this limitation, securities of the U.S. government . . . are not considered to be issued by members of any industry.” Please supplementally explain to the staff why this sentence is relevant to the Fund.

The Registrant will delete this disclosure.

Summary of Principal Risks

18.	The second sentence under “U.S. Government Obligations Risk” states: “Securities issued or guaranteed by federal agencies or authorities and U.S. Government-sponsored instrumentalities or enterprises may or may not be backed by the full faith and credit of the U.S. Government.” The staff notes the generalized disclosure regarding the types of issuers. In Item 4 or Item 9, please specify the specific entities in which the Fund will invest to execute its principal investment strategies and revise the disclosure from this generalized description to one summarizing the Fund’s principal investment risks attendant to such specific entities.

The Registrant intends to add the requested disclosure to Item 9.

19.	The last sentence under “Interest Rate Risk” states: “The recent historically low interest rate environment heightens the risks associated with rising interest rates that may result from central bank or government intervention or other inflationary pressures.” Given the recent changes to interest rates by the federal government agencies, please update this disclosure accordingly.

The Registrant intends to revise the “Interest Rate Risk” as follows (additions in bold/underline; deletions in strikethrough):

During periods of very low or negative interest rates, the Fund may be unable to maintain positive returns or pay dividends to Fund shareholders .. . .~~The recent historically low interest rate environment heightens the risks associated with rising interest rates that may result from central bank or government intervention or other inflationary pressures.~~ The risks associated with rising interest rates may be particularly acute in markets where the Federal Reserve Board is raising rates over an extended period.

20.	The bolded disclosure under “Tracking Error Risks” refers to “high yield securities.” See the staff’s comments regarding the Fund’s investments in investment grade securities.

The Registrant will delete such reference. See also the responses to comments #6, #7, #13 and #21.

21.	The last sentence under “Credit Risk” refers to “fixed income securities of high yield issuers that may exhibit higher levels of credit risk than other types of fixed income instruments.” Please clarify which investments with respect to the Fund’s principal investments is this disclosure is referencing or delete this disclosure if it is not applicable to the Fund.

The Registrant will delete such reference. See also the responses to comments #6, #7, #13 and #20.

22.	Please revise the Fund’s Item 4 risk disclosure relating to concentration so that it correlates to the Fund’s Industry Concentration Policy.

The Registrant intends to make the following change to the aforementioned disclosure (additions in bold/underline; deletions in strikethrough):

Concentration Risk. The Fund will concentrate its investments (i.e., hold 25% or more of its total assets) in U.S Treasury securities. The Fund may be susceptible to an increased risk of loss~~, including losses~~ due to adverse events that affect U.S. Treasury securities ~~the Fund’s investments~~ more than the market as a whole.

General

23.	The staff’s comments should be applied globally to each series in the filing.

The Registrant acknowledges the staff’s comment.

Prospectus

24.	Please confirm supplementally that the strategies and risks under this section are all principal strategies and risks. If not, please relocate non-principal strategies and risks to the SAI. See Form N-1A, Items 4, 9 and 16.

The Registrant has reviewed the prospectus and, as noted above, intends to remove all inadvertent references that suggest the Fund expects to invest in fixed income securities of high yield issuers as a principal investment strategy and to also remove the “Privately Issued Securities Risk.”

25.	Please confirm all principal strategies and risks are summarized under Item 4 or revise accordingly. See Form N-1A, Items 4 and 9.

The Registrant acknowledges the staff’s comment. See also the response to comment #24 above.

26.	The second sentence of the second paragraph under “More Information About the Funds” references high yield corporate bonds. Please revise this disclosure so that it correlates to disclosure in Item 4.

The Registrant intends to delete the aforementioned sentence and replace it with the following:

Each Index is a composite of two market capitalization weighted indices that are scaled to achieve a particular target duration, with securities held in the Federal Reserve System Open Market Account (the portfolio of U.S. Treasuries, Federal Agency securities, and foreign currency investments held by the U.S Federal Reserve Bank) deducted from the total amount outstanding.

27.	The fifth paragraph under “More Information About the Fund” states: “Each Fund invests in a particular segment of the securities markets and seeks to track the performance of a securities index that is not representative of the market as a whole . . .” Please revise this disclosure to align with the Funds’ principal investment strategies of investing 80% of its net assets in U.S. Treasury securities.

The Registrant intends to make the following change to the aforementioned disclosure (additions in bold/underline; deletions in strikethrough):

Under normal circumstances, each Fund will invest at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in U.S. Treasury securities with the particular target duration suggested by the Fund’s name, either directly or indirectly (e.g., through derivatives). Each Fund will concentrate its investments (i.e., hold 25% or more of its total assets) in U.S Treasury securities. ~~Each Fund invests in a particular segment of the securities markets and seeks to track the performance of a securities index that is not representative of the market as a whole. Each Fund will concentrate its investments (i.e., hold 25% or more of its total assets) in a particular industry or group of industries to approximately the same extent that its Index is concentrated. For purposes of this limitation, securities of the U.S. government (including its agencies and instrumentalities), repurchase agreements collateralized by U.S. government securities, and tax exempt securities of state or municipal governments and their political subdivisions are not considered to be issued by members of any industry.~~ Each Fund is designed to be used as part of broader asset allocation strategies. Accordingly, an investment in a Fund should not constitute a complete investment program.

28.	The sixth paragraph under “More Information About the Funds” states: “The performance of the Funds and the Indexes may vary for a number of reasons . . .” Please review this disclosure and revise as necessary for accuracy and clarity.

The Registrant will delete this disclosure.

29.	The first paragraph under “More Information About the Funds— Index Construction” states: “In its sole discretion, Bloomberg determines the composition of the securities and other instruments in each Index . . .” Please supplementally inform the staff whether the Index is rules-based.

The Registrant confirms that although each Index is rules-based, the Index Provider has the ability to make changes to the methodology or other adjustments to an Index.

30.	The second sentence of the first paragraph under “More Information About the Funds— Index Construction” states: “From time to time, BIM or its affiliates may also provide input relating to possible methodology changes of such Index pursuant to Bloomberg’s consultation process or pursuant to other communications with Bloomberg . . .” Please clarify in the disclosure what the input process entails.

The Registrant will delete this disclosure.

Statement of Additional Information

31.	The last sentence under “Timing of Submission of Purchase Orders” states: “Purchase orders and redemption requests . . . will be processed based on the NAV next determined after such acceptance in accordance with a Fund’s Cutoff Times as provided in the Authorized Participant Agreement and disclosed in this SAI.” Please revise “such acceptance” to “such receipt.” See Rule 22c-1(a) under the 1940 Act.

In light of the staff’s comment, the Registrant intends to revise the disclosure as follows (additions in bold/underline; deletions in strikethrough):

Purchase orders and redemption requests . . . will be processed based on the NAV next determined after ~~such acceptance~~ receipt of an order in proper form as described ~~in accordance with a Fund’s Cutoff Times as provided~~ in the Authorized Participant Agreement and disclosed in this SAI.

32.	The third paragraph under “Acceptance of Orders for Creation Units” states: “Each Fund reserves the absolute right to reject or revoke a creation order transmitted to it by the Distributor or its agent if . . .” Please revise this sentence to follows: “Each Fund reserves the ~~absolute~~ right to reject ~~or revoke~~ a creation order transmitted to it by the Distributor or its agent for any legally permissible reason if . . .”

As noted in previous response letters, we received this comment and the comment immediately below relating to rejection of creation orders in connection with staff comments on Post-Effective Amendment No. 1 and Post-Effective Amendment No. 4 to the Registration Statement, and had a call with our disclosure reviewer and personnel from Chief Counsel’s Office on May 19, 2022. Subsequent to that call, we notified our reviewer that the Registrant respectfully declines to make the requested changes.

33.	The third paragraph under “Acceptance of Orders for Creation Units” describes the Fund’s right to reject or revoke a creation order for certain specified reasons. Please delete sub-items (iv) and (vi) as reasons the Fund may reject a creation order.

The staff believes this disclosure may have been derived from statements related to prior exemptive relief that has been rescinded in light of the adoption of Rule 6c-11. The Commission stated in the adoption of Rule 6c-11 that an ETF generally may suspend the issuance of creation units only for a limited period of time and only due to extraordinary circumstances such as when the markets on which the ETF’s holdings are traded are closed for a limited period of time. See Securities Act Release No. 10695: “If a suspension of creations impacts the arbitrage mechanism, it could lead to significant deviations between what retail investors pay (or receive) in the secondary market and the ETF’s approximate NAV.”

As noted above, the Registrant respectfully declines to make the requested change.

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Please do not hesitate to contact me at (415) 315-6328 if you have any comments or if you require additional information regarding the Funds.

Sincerely,

/s/ Edward B. Baer
Edward B. Baer